Exhibit 12.1

	Nine months ended		Year Ended
	9/30/2004	9/30/2003	2003	2002	2001	2000	1999
EARNINGS:
Income before income taxes	$37,129	$24,346	$34,627	$34,638	$19,238	$25,513	$20,891
Fixed charges excluding interest on deposits	9,981	8,304	11,419	9,702	9,502	7,275	5,980
Earnings including fixed charges but excluding interest on deposits	47,110	32,650	46,046	44,340	28,740	32,788	26,871
Interest on deposits	13,521	11,919	15,729	18,596	30,252	29,721	19,812
Earnings including fixed charges and interest on deposits	60,631	44,569	61,775	62,936	58,992	62,509	46,683

FIXED CHARGES:
Interest expense, excluding interest on deposits	8,360	6,676	9,186	7,669	8,069	6,142	5,256
Interest factor within rent expense	1,621	1,628	2,233	2,033	1,433	1,133	724
Total fixed charges excluding interest on deposits	9,981	8,304	11,419	9,702	9,502	7,275	5,980
Interest on deposits	13,521	11,919	15,729	18,596	30,252	29,721	19,812

Fixed charges including interest on deposits	23,502	20,223	27,148	28,298	39,754	36,996	25,792

RATIO OF EARNINGS TO FIXED CHARGES:
Excluding interest expense on deposits	4.72	3.93	4.03	4.57	3.02	4.51	4.49
Including interest expense on deposits	2.58	2.20	2.28	2.22	1.48	1.69	1.81